December 19, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re: AAON, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2005
    Form 10-Q for the Fiscal Quarter Ended March 31, 2006
    File No. 000-18953

Attention:  Ms. Nili N. Shah
            Branch Chief

Dear Ms. Shah:

This letter is in response to your letter dated September 6, 2006 (copy enclosed) and comments made during our conference call on October 11, 2006.

It is the Company's position that AAON, Inc. is a single, unitary manufacturer of HVAC equipment at three production locations and that we have no operating segments; see Outline for SEC Conference Call Re: Segment Issue attached as Exhibit "A" hereto. We have three production locations because of where the assets were bought, not how each is operated. The business is managed as a whole with decisions made by the CEO [who is also the Company's "chief operating decision maker" (CODM) as defined in SFAS 131] on a consolidated basis. Other than coils (parts), which are primarily intercompany sales, the same products (units), although different sizes, are manufactured at all locations. Even coils, which are just an integral part of the process of making a complete, finished HVAC unit, could be manufactured at the Tulsa or Canada plants, as they are at Longview. It is merely more efficient to manufacture the coils at Longview. The CODM decides which products are produced at the various production locations, taking into account the plant capacities, the set up of a particular product line at the time, location of delivery, etc. Each location has the same customer base, with all sales billed out of Tulsa. A customer provides one purchase order, but the order may be filled at 1-3 locations depending upon the size of the equipment and capacity at each location.

In support of the premise that AAON does not have any operating segments, we are providing an AAON Administration Functional Chart for all three locations; see Exhibit "B" hereto. In this chart, all functional heads report to Norman Asbjornson, CEO/CODM. All six functional areas shown in blue are managed by personnel in Tulsa. Day-to-day oversight is provided by Scott Asbjornson, Vice President of AAON Longview, and Nick Ferraro, General Manager of AAON Canada, at these respective locations.

As reported in the Company's latest Proxy Statement, its four highest paid employees are Norman Asbjornson, Bob Fergus, Kathy Sheffield and David Knebel. The next highest paid employee is Scott Asbjornson at AAON Longview. Although not required to be shown in the Proxy Statement, the sixth highest paid employee in 2005 was Nick Ferraro at AAON Canada. All functional department heads are compensated based on the performance of the Consolidated Company, rather than the performance of any one location, including cash bonuses and incentive stock options.

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SEC Response                           2                              12/19/2006


There is one sales group with sales representatives for all three production locations. There is one marketing group and the same market (commercial and industrial) for all products. There is one engineering director who oversees all locations. There is one purchasing manager who buys and processes orders for all three locations. There is one credit manager who checks and authorizes credit and is responsible for collections at all three locations. There is one financial group that handles all financial transactions and reporting for all three locations.

Employees are interchangeable among all locations. For example, AAON Tulsa production line employees can and do go to AAON Longview or AAON Canada to work. Their wages are paid out of AAON Tulsa. Decisions to transfer people temporarily or permanently are based upon the expertise needed at a given location at a given time and are intended to maximize the profitability of the Company on a consolidated basis, rather than to improve the profitability of one production location as compared to the others.

We have similar manufacturing equipment and production capabilities at each location and, in fact, manufacturing equipment is transferred from one location to the other, depending on the greatest need. Raw material and component parts are also transferred among locations.

Most importantly, allocations of resources, assessment of performance and all other operating decisions are made on a consolidated basis, not per location. As such, in accordance with paragraph 10 of SFAS No. 131, we believe this further supports our conclusion that the separate locations are not operating segments.

If we elected to geographically consolidate the three production facilities, which we could do, we believe the question of segment reporting would be a non-issue. Further, as we have previously stated, from a materiality standpoint, AAON Longview sales, excluding intercompany parts sales, are only 4.3% of the consolidated sales and AAON Canada are just 5.9% of the consolidated sales; see chart marked as Exhibit "C" hereto.

We submit, that even if AAON Canada is treated as an "operating segment", it does not meet any of the thresholds under SFAS No. 131, i.e., its revenues as a percentage of total net sales, its profit (loss) as a percentage of total net income and its assets as a percentage of the combined assets of the Company, are all less than 10%. Similarly, AAON Longview meets none of the thresholds if parts manufactured for other production facilities are excluded.

The CODM reviews on a daily basis all operational reports, such as the Gross Profit reports (broken down by unit sizes), to determine if the results are what he would expect them to be. The Company is managed in reference to costs, both at the production line and product levels, not at the individual production locations. If adjustments need to be made, the CODM consults with the operational party at the subject location, as well as other people involved, to make corrections in operations throughout the month. The monthly and quarterly financial statements that the CODM reviews show the results of the decisions made throughout the month based on the daily operational reports. Hence, the financial statements are not used to make operational decisions - they come after the fact. They are used for tax reporting purposes.

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SEC Response                           3                              12/19/2006


For December 31, 2005 and March 31, 2006, the Board of Directors of AAON, Inc. received, reviewed and commented on consolidated financial statements, not individual production location financials.

Specifically, in response to your letter of September 6, 2006, we would like to emphasize that separate financial statements are prepared because they are required for tax reporting purposes as AAON, ACP and AAON Canada are separate corporate entities and located in different taxing jurisdictions. They are provided monthly to the CODM to show the results (after the fact) of the decisions made throughout the month based on the daily operational reports. As stated earlier, the Company is managed in reference to costs, both at the production line and product levels, not at the individual production locations. Any statements to the contrary in our prior correspondence were unfortunately wrong - just as you said that the SEC's position in 2000 to treat the Company as being engaged in only one business (no segments) can be revisited at this time. We need a fresh start.

As regards the differences between the gross profits and margins of AAON and ACP, they are solely attributable to factors specifically affecting the coils component versus the entire assembly process, from time to time. ACP had, comparatively speaking, more negative factors in 2003 and 2004 and fewer ones in 2005 and the first quarter of 2006. These factors will tend to balance out over a longer period of time and, hence, we view the two operations as economically similar. Besides, the CODM can cause operating results per location to differ by, for example, placing more or less business there and/or changing the allocation of operating expenses. Also, the CODM could elect to cause some or all of the coils production to be performed at the Tulsa location rather than Longview.

Aside from the fact that the AAON Canada operations are too small to meet any of the thresholds of SFAS No. 131, the difference in margins between that company and AAON is that AAON Canada is in a start-up mode - as previously explained. Due to its comparatively small size and the fact that management expects its margins to converge with AAON's within a short period of time (by 2008), we believe investors would not benefit from an interim disclosure of disaggregated information related to AAON Canada and, on the contrary, would likely find such information to be disproportionately emphasized and confusing.

Based on discussions herein, we do not believe there is an error in our financial statements and, therefore, do not believe a restatement is necessary.

It would be nearly impossible to segregate all of the costs and information into a meaningful presentation for segment analysis. Thus, the President and CEO of all three locations, as well as myself, believe that segmenting the Company would be contrary to fact, confusing and unnecessarily costly. It would not make for a better understanding of the enterprise's performance, enable one to better assess its prospects for future net cash flows or allow more informed judgments about the enterprise as a whole.

In connection with responding to your comments, the Company acknowledges that:

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SEC Response                           4                              12/19/2006


     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are submitting Exhibits "B" and "C" under separate cover as these reports are hard copy reports that cannot be reproduced and downloaded into a document format that can be Edgarized. These reports are being sent via overnight delivery service to your attention.

If the staff has any further comments or questions, please feel free to contact the undersigned. We would further ask that you provide a copy of any additional comments or questions to our General Counsel, John B. Johnson, Esq., at Johnson, Jones, Dornblaser , Coffman & Shorb, Suite 2200, Bank of America Center, Tulsa, Oklahoma, 74119.

Sincerely,



Kathy I. Sheffield
Vice President/CFO